June 7, 2007

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mark P. Shuman

Re:	Monotype Imaging Holdings Inc.
Registration Statement on Form S-1/A
File No. 333-140232

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of Monotype Imaging Holdings Inc. (the “Company”) in response to comments in the letter dated May 10, 2007 (the “Letter”) from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas J. Shaw, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on January 26, 2007, Amendment No. 1 to the Registration Statement filed with the Commission on February 8, 2007 and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement filed with the Commission on April 13, 2007. Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on June 7, 2007. For your convenience, we will supplementally provide the Staff via overnight courier with four (4) copies of Amendment No. 3, which has been marked to show the changes to Amendment No. 2.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 3 as marked. Copies of this letter and its attachments are being sent under separate cover to Jay Ingram of the Commission. On behalf of the Company, we respectfully request that the Staff return to us all material supplementally provided once the Staff has completed its review.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Prospectus Summary, page 1

1. We note your response to comment 5 of our letter dated February 23, 2007. Please concisely disclose the quantitative and qualitative criteria you used when determining the customers to identify in your prospectus.

RESPONSE: The Company advises the Staff that the customers set forth on pages 1, 65, 68 and 72 of the Registration Statement were selected based on (i) the willingness of the customer to provide consent for the inclusion of its name in the Registration Statement, (ii) the fact that the named customers were among the Company’s largest mobile phone maker, digital television and set-top box manufacturer customers by revenue for the year ended December 31, 2006, and (iii) how representative the named customers are of the Company’s overall customer base.

The Company further advises the Staff as follows:

The Company has named its three largest mobile phone maker customers by revenue for the year ended December 31, 2006. In 2006, the mobile phone maker customers listed in the Registration Statement together represented over 81% of the Company’s OEM revenue from mobile phone maker customers. The Company had a total of nine mobile phone maker customers from which it generated revenue in the year ended December 31, 2006.

The Company has revised pages 1, 65, 68 and 72 of the Registration Statement to remove the identification by name of its laser printer manufacturer customers and to instead state that its customers include eight of the top ten laser printer manufacturers based on volume of units shipped, as reported by IDC. Together these eight customers represented 74.2% of the Company’s revenue from laser printer manufacturers for the year ended December 31, 2006. The Company will supplementally provide to the Staff a copy of the relevant IDC report.

The Company has named three of its six largest digital television and set-top box manufacturer customers by revenue for the year ended December 31, 2006. In 2006, the digital television and set-top box manufacturer customers listed in the Registration Statement together represented over 19% of the Company’s OEM revenue from digital television and set-top box manufacturer customers. The Company had a total of 31 digital television and set-top box manufacturer customers from which it generated revenue in the year ended December 31, 2006.

The multinational corporations listed as customers in the Registration Statement represent a variety of industries, are indicative of the types of corporations to whom the Company provides services and each purchased at least $6,000 worth of creative professional services from the Company during the year ended December 31, 2006. The average annual purchase for the Company’s corporate creative professional customers during the year ended December 31, 2006 was $2,185.

2. With respect to your response to comments 8 and 9 of our letter dated February 23, 2007, the information regarding the leveraged buyout under the sub-heading “Corporate Information” would be more readily accessible if presented in tabular format. Please consider presenting the information in a table to more succinctly inform potential investors regarding the amounts invested by each group. Also, please include a column that compares the post-offering value of the shares purchased in the leveraged buyout with the amounts invested.

RESPONSE: The Company advises the Staff that page 3 of the Registration Statement has been revised to present the information under the sub-heading “Corporate Information” in a tabular format and to include a column comparing the post-offering intrinsic value of the shares purchased in the leveraged buyout with the amounts invested. The Company advises the Staff that the column labeled “Post-Offering Intrinsic Value of Post-Recapitalization Equity Investment” will be completed as soon as the initial public offering price range is included in the Registration Statement.

In the interest of illustrating the complete table to the Staff, the Company sets forth below the above referenced table using the midpoint of the estimated initial public offering price range provided to the Staff in response to comment 25 below:

	Total Value of Original Subordinated Notes and Equity Investment	Value of Original Equity Investment	Value of Equity Investment Post- Recapitalization	Post-Offering Intrinsic Value of Post- Recapitalization Equity Investment(1)
	(in millions)
TA Associates	$69.9	$52.0	$9.1	$292.5
D.B. Zwirn	3.5	2.5	0.4	14.2
Investing Employees	5.0	3.7	0.6	20.9

(1)	Does not include the amount TA Associates, D.B. Zwirn and the Investing Employees will receive upon redemption of the redeemable preferred stock upon consummation of this offering of approximately $8.6 million, $413,000 and $616,000, respectively.

Summary Consolidated Financial and Other Data, pages 6 and 7

3. We are considering your response to comment 9 of our letter dated February 23, 2007 and believe that you should revise and expand your disclosures related to the presentation of the combined entities as follows:

•

The financial information presented in the Prospectus Summary and the Selected Consolidated Financial Data should reflect historical amounts in accordance with GAAP. Since the combined presentation of the predecessor and successor is a non-GAAP presentation, such information should be removed from the tables on pages 6 and 33. Separate period historical information for the predecessor and successor entities in 2004 should be presented in place of the non-GAAP presentation.

RESPONSE: The Company advises the Staff that pages 5 and 31 of the Registration Statement have been revised and the combined presentation has been replaced with separate period historical information for the predecessor and successor entities in 2004.

•

The Combined presentation of predecessor and successor may be presented for purposes of providing a meaningful comparison of periods in MD&A. In this regard, we recommend revising the table on page 46 to include separate columns for amounts related to the predecessor and successor entities in 2004. That is, relocate the columns contained in the table on page 47 to the left of the columns present[ed] in the table on page 46 so that the combining of the predecessor and successor entities in 2004 are clearly evident to the reader.

RESPONSE: The Company advises the Staff that pages 48 and 49 of the Registration Statement have been revised to include separate columns for amounts related to the predecessor and successor entities in 2004.

•	Relocate any explanatory notes related to the tables on pages 6 and 33 to provide explanations for the revised tabular presentation on page 46.

RESPONSE: The Company advises the Staff that pages 5 and 31 of the Registration Statement have been revised and the explanatory notes have been moved so that they explain the revised tabular presentation on pages 48 and 49.

•	Expand your statement regarding the mathematical addition of the predecessor and successor periods to state that you have made no attempt to present pro forma results for the combined results.

RESPONSE: The Company advises the Staff that the explanatory notes that have been moved to pages 48 and 49 of the Registration Statement have been revised to expand the statement regarding the mathematical addition of the predecessor and successor periods indicating that the Company has made no attempt to present pro forma results for the combined results.

•	Separately explain the purchase accounting adjustments referred to in Note (1) and quantify the effects of having applied purchase accounting in comparing the results from period to period.

RESPONSE: The Company advises the Staff that the explanatory notes that have been moved to pages 48 and 49 of the Registration Statement have been revised to include the amount of amortizable intangible assets and the deferred revenue write-down referred to in Note (1).

•	Expand upon your statement in Note (1) to indicate that you believe that this presentation provides the most meaningful comparison of your results of operations and explain the basis for your belief.

RESPONSE: The Company advises the Staff that the explanatory notes that have been moved to pages 48 and 49 of the Registration Statement have been revised to indicate in Note (1) that the Company believes that the presentation provides the most meaningful comparison of the Company’s results of operations because the presentation more readily identifies key operating trends in its financial performance, such as annual revenue growth and increases in operating expenses that were not significantly impacted by purchase accounting, and that would not be apparent or that may not otherwise be properly calculated with only separate presentation.

•

Label the combined columns “Non-GAAP” and remove references to “pro forma,” as that term has a specific meaning under Article 11 of Regulation S-X that is not consistent with context in which you are presenting these amounts.

RESPONSE: The Company advises the Staff that pages 48 and 49 of the Registration Statement have been revised to label the combined columns “Non-GAAP” and to remove references to the term “pro forma.”

4. We note your response to comment 10 of our letter dated February 23, 2007 and your belief that the presentation of “Adjusted EBITDA” is important for investors to understand your debt covenants. In accordance with the guidance in the answer to Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures, your presentation of “Adjusted EBITDA” should be relocated to your discussion of liquidity and capital resources within Management’s Discussion and Analysis. In addition, we believe that the discussion of “Adjusted EBITDA” should focus on the actual covenants contained in signed debt agreements and not on covenants that are contemplated or that are currently being negotiated. Revise accordingly.

RESPONSE: The Company advises the Staff that pages 56 and 57 of the Registration Statement have been revised to relocate the presentation of “Adjusted EBITDA” to the discussion of liquidity and capital resources within Management’s Discussion and Analysis and to focus on the actual covenants contained in the Company’s signed debt agreements. The Company advises the Staff that it has entered into an amendment to the First Lien Credit Facility arranged by Wells Fargo Foothill, Inc. and the Second Lien Credit Facility arranged by D.B. Zwirn in May 2007 and that the covenants described on pages 55 and 56 of the Registration Statement reflect the actual covenants in these credit facilities, as amended to date.

Risk Factors, page 9

“We have identified a material weakness . . . .”, page 18

5. Revise to disclose whether the company believes that the material weakness still exists at the end of the period covered by the most recent balance sheet date. Additionally, disclose by whom the material weakness was identified and when it first began. Finally, disclose the estimated costs associated with remediation.

RESPONSE: The Company advises the Staff that page 17 of the Registration Statement has been revised to disclose that the material weakness still existed at March 31, 2007, the end of the period covered by the most recent balance sheet date. Additionally, pages 16 and 17 of the Registration Statement have been revised to reflect that the Company’s independent registered public accounting firm identified the material weakness and to specify when the various errors that resulted in the material weakness occurred.

The Company further advises the Staff that, while the Company’s independent registered public accounting firm has identified the material weakness and the Company has identified the specific items in a plan to remediate such weakness, it is currently unable to estimate with reasonable certainty anticipated costs associated with remediation. The Company has revised its disclosure on page 17 of the Registration Statement in response to the Staff’s comment to further clarify this fact.

6. Refer to the first paragraph following the bullet points on page 19. Revise to quantify the net impact of your post-closing adjustments resulting from the restatement of your quarterly financial statements on other assets, accrued expenses, operating expenses and other income.

RESPONSE: The Company advises the Staff that page 17 of the Registration Statement has been revised to quantify the net impact of the Company’s post-closing adjustments resulting from the restatement of the Company’s quarterly financial statements on other assets, accrued expenses, operating expenses and other income.

“Our quarterly results and stock price may fluctuate . . . .”, pages 20 and 21

7. We note that in the fourth quarter of 2006 your OEM revenue declined by approximately $0.9 million due to the timing of payments from a significant customer. We also note your disclosure on page 59 of a similar decline in the fourth quarter of 2005 for the same reason. Please explain these statements in the context of your revenue recognition policy disclosures on page F-12. That is, tell us why the timing of payments from a significant customer would impact the timing of your revenue recognition when your disclosures indicate that recognition occurs when royalties are reported by customers or when fonts are delivered and customers billed. Revise your accounting policy description on page F-12 to include a discussion of circumstances when revenue recognition is delayed until payment is received.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 19 and 64 of the Registration Statement to reflect that the decline in OEM revenue in the fourth quarter in each of the years ended December 31, 2005 and 2006 was due to the timing of product delivery and billing to, rather than receipt of payment from, a customer. The Company notes that this particular customer purchases annual licenses on a non-refundable fixed-fee basis. The Company respectfully advises the Staff that the disclosure as revised is consistent with the specific facts relating to this customer, how the Company accounted for the revenue and with the Company’s revenue recognition policy on pages F-11 and F-12 of the Registration Statement.

Stock Based Compensation, pages 43 - 46

8. We note your response to comment 12 of our letter dated February 23, 2007. We also note that you do not appear to have revised your disclosures to incorporate the information contained in your response. Please revise your filing to include a discussion of the specific assumptions and methodologies used in determining the fair value of the underlying common stock on each grant or issuance date. See paragraph 182 of the Practice Aid.

RESPONSE: The Company advises the Staff that pages 42 through 47 of the Registration Statement have been revised to include a discussion of the specific assumptions and methodologies used in determining the fair value of the underlying common stock on each grant or issuance date.

9. Consider revising your disclosures to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. See paragraph 180 in the Practice Aid.

RESPONSE: The Company advises the Staff that, in response to the Staff’s comment and in accordance with the disclosure contemplated by Paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “AICPA Practice Aid”), the Company has included a table on page 47 of the Registration Statement which discloses the intrinsic value of all outstanding vested and unvested options as of March 31, 2007 based upon the difference between the estimated initial public offering price per share at the midpoint of the estimated range and the exercise price per share of the option outstanding. The Company advises the Staff that the table will be completed as soon as the initial public offering price range is included in the Registration Statement.

In the interest of illustrating the complete table to the Staff, the Company sets forth below the above referenced table using the approximate midpoint of the estimated initial public offering price range provided to the Staff in response to comment 25 below:

	Number of shares underlying options	Intrinsic value
		(in thousands)
Total vested options outstanding	142,407	$7,177
Total unvested options outstanding	458,336	16,954

Total options outstanding	600,743	$24,131

10. Expand your disclosures to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as [the] weighting and selection of valuation methodologies employed that explain the changes in the fair value of [the] your common stock up to the filing of the registration statement. You may wish to refer to the illustrative disclosures set forth in Chapter 12 of the Practice Aid. For each valuation date, clearly state whether the valuation performed was contemporaneous or retrospective.

RESPONSE: The Company advises the Staff that pages 42 through 47 of the Registration Statement have been revised to detail the factors contributing to the difference between the estimated IPO price and the fair market value determined for option grants.

11. We note that in response to comment 13 of our letter dated February 23, 2007 you have removed references to a third-party valuation specialist from your filing. Tell us what consideration was given to naming the valuation specialist as an expert and obtaining the consent required by Section 436(b) of Regulation C.

RESPONSE: The Company respectfully advises the Staff that it gave consideration to its decision not to name the valuation specialist as an expert and obtain the consent required by Section 436(b) of Regulation C. In deciding not to name the valuation specialist as an expert, the Company considered the fact that the Company’s compensation committee, with the assistance of management, has the ultimate responsibility for the valuation of its capital stock and considers a number of factors in making that determination. The valuation specialist’s work is only one of these factors. Other factors considered by the compensation committee included the liquidation preferences, redemption rights and conversion rights of the Company’s convertible preferred stock and the likelihood of achieving a liquidity event such as an initial public offering or a sale of the Company. In addition, the Company considered the fact that the engagement letter executed with the valuation specialist specifically provides that reports prepared by such valuation specialist are solely for the use of the Company’s management, independent auditors and legal counsel and are “not to be used, circulated, quoted, or otherwise referred to for any other purpose, including, but not limited to, the registration, purchase or sale of securities, nor is it to be filed in whole or in part, in a registration statement or other document, except that reference may be made to it in documents filed with the Commission upon [its] express written consent.” The Company discussed with the valuation specialist the possibility of obtaining such written consent, but was told that as a matter of policy, the valuation specialist does not consent to be named in filings with the Commission and has not been named to date.

As contemplated by Rule 436 of Regulation C, and in light of the considerations described above, the Company removed all references to the valuation specialist from the Registration Statement and ensured that it is not stated or implied that information in the Registration Statement is set forth upon the authority of, or in reliance upon, the valuation specialist.

Results of Operations

Year Ended December 31, 2004 (on a pro forma combined basis) and 2005, pages 49 -51

12. Revise to exclude references to “pro forma,” in your discussion of the combined results of operations of the predecessor and successor entities.

RESPONSE: The Company advises the Staff that pages 48 and 49 of the Registration Statement have been revised to exclude references to “pro forma” in its discussion of the combined results of operations of the predecessor and successor entities.

Liquidity and Capital Resources

Operating Activities, pages 53 and 54

13. Your revised disclosures do not address all of our concerns from comment 14 of our letter dated February 23, 2007. In this regard, your discussion does not contribute to an understanding of your operating cash flows, rather it repeats items that are readily apparent in the financial statements. Revise to identify the underlying drivers (e.g. amounts of cash receipts from customers, amounts of cash payments to suppliers, etc.). See Instruction 4 to Item 303 of Regulation S-K and Section IV.B.1. of “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations” (Release 33-8350) as well as Instruction 4 to Item 303(a) of Regulation S -K. Revise accordingly.

RESPONSE: The Company advises the Staff that pages 57 and 58 of the Registration Statement have been revised to identify and emphasize the key underlying drivers of the Company’s operating cash flows. In addition, the Company has added a discussion relative to customer prepayments, which significantly impact the Company’s working capital and operating cash flows, on pages 57 and 58 of the Registration Statement.

Compensation Discussion and Analysis, page 79

14. Please refer to Item 402(b) [of Regulation S-K] and section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. For example, it is not clear how each compensation component and your decisions regarding these elements fit into the registrant’s overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). The compensation discussion and analysis should explain and place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated awards. In addition, Item 402(b)(2) sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline. In this regard, we specifically refer you to the examples set forth in Item 402(b)(2)(i)-(iii), (viii)-(x), (xiii), and (x[v]). Please advise us as to how these topics are addressed in compensation discussion and analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.

RESPONSE: The Company respectfully advises the Staff that pages 86 through 91 describe the following components of its compensation program: base salary, cash incentive compensation (pursuant to its Sales Compensation Plan, Executive Compensation Plan and Management by Objectives Plan), equity incentive compensation, post-employment benefits and other benefits available to all of the Company’s employees. With respect to how each compensation component and the Company’s decisions regarding these elements fits into the overall compensation objectives, the Company notes the following references:

Base salary: Page 86 has been revised to indicate that base salaries are used to provide a fixed amount of compensation for an executive officer’s regular work and are set at appropriate market levels. The Company notes that page 86 states that competitive salaries allow it to attract and retain employees who can contribute to its long-term success, identified on page 84 as a goal of its compensation program.

Cash incentive compensation: The Company advises the Staff that its cash incentive compensation includes its Sales Compensation Plan, applicable to Mr. McCarthy, its Executive Compensation Plan, applicable to all other named executive officers, and its Management by Objectives Plan, previously applicable to Messrs. Shaw, Seguin and McCarthy. Page 87 has been revised to indicate that cash incentive compensation awards are designed to reward performance and achievement of designated key financial and non-financial goals for the year.

The Company advises the Staff that pages 86 and 87 state that the Company believes that rewarding Mr. McCarthy with cash incentive awards under its Sales Compensation Plan leads to revenue growth and the success of its business, noted on page 84 as a goal of its compensation program. In addition, the Company advises the Staff that page 89 states that the Company believes that compensating its executive officers upon the achievement of key financial and other objectives under its Executive Compensation Plan effectively links individual contributions to overall business performance, identified on page 84 as a goal of its compensation program.

Finally, the Company advises the Staff that the Management by Objectives Plan, which is described on page 89, is designed to reward short-term operational objectives, including challenges that may not have been contemplated when an executive officer’s compensation plan was initially adopted. However, no named executive officer will participate in the Management by Objectives Plan in 2007.

Equity incentive compensation: The Company advises the Staff that page 91 states that the Company believes that equity awards are a significant motivator in attracting and retaining employees and that such awards help to align the interests of its executive officers with the interests of its stockholders, including maximization of stockholder value. Page 84 has been revised to specifically indicate that maximization of stockholder value is a goal of its compensation program.

Post-employment benefits: Page 91 has been revised to indicate that the Company believes that its post-employment benefits allow it to attract and retain its executive officers which contribute to its overall business performance, identified on page 84 as goals of its compensation program.

Other benefits: Page 91 has been revised to indicate that the Company believes that the benefits available to all of its employees allow it to attract and retain an appropriate caliber of talented professionals which contributes to its overall business performance, identified on page 84 as a goal of its compensation program.

Page 85 of the Registration Statement has been revised to indicate that the allocation of an executive officer’s compensation among each compensation component is based on the Company’s competitive benchmarking, as appropriate, its recruiting and retention goals, its view of internal fairness and consistency and other considerations that the Company deems relevant, such as extraordinary performance. However, the Company does not structure compensation so that significant compensation derived from one component of compensation negates or offsets compensation from other components. In addition, page 89 of the Registration Statement has been revised to disclose that, while the Company does not have a policy for determining the appropriate allocation between cash and non-cash compensation, historically the Company has allocated a greater percentage of an employee’s total compensation to equity compensation as he or she becomes more senior in the organization. Finally, page 90 of the Registration Statement has been revised to disclose that the compensation committee may consider in 2007 whether it is appropriate for the Company to implement a policy for determining the allocation among different forms of non-cash compensation and basis for allocating compensation to each different form of long-term compensation award.

The Company also advises the Staff that it has considered the examples of material information that could be appropriate for discussion in compensation discussion and analysis set forth in Item 402(b)(2), particularly the examples set forth in Item 402(b)(2)(i)-(iii), (viii)-(x), (xiii), and (xv), and advises the Staff that it has revised its disclosure to reflect such examples or to indicate that such examples are not applicable to the Company because the Company does not currently have any policy with respect to such examples and has not otherwise given consideration to such examples, as follows:

(i)	Page 85 of the Registration Statement has been revised to indicate the basis on which the Company allocates compensation between long-term and currently paid out compensation.

(ii)	Page 89 of the Registration Statement has been revised to indicate that the Company has not yet implemented a policy for determining the appropriate allocation between cash and non-cash compensation for its employees, and page 90 has been revised to indicate that, while the Company does not currently have a policy for allocating compensation among different forms of non-cash compensation, its compensation committee may consider in 2007 whether the Company should implement such a policy.

(iii)	Page 90 of the Registration Statement has been revised to indicate that, while the Company does not currently have a policy for allocating long-term compensation among different forms of award, its compensation committee may consider in 2007 whether the Company should implement such a policy.

(viii)	Pages 87 and 88 of the Registration Statement have been revised to indicate that, while the Company does not currently have a policy regarding the adjustment or recovery of awards or payments if performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment, the compensation committee may consider in 2007 whether the Company should implement such a policy.

(ix)	Page 85 of the Registration Statement has been revised to indicate the factors that are generally considered in decisions to increase or decrease compensation materially.

(x)	Page 85 of the Registration Statement has been revised to indicate that the Company does not believe that the compensation of its executive officers should be structured so that significant compensation that may be derived from one component of compensation negates or offsets compensation from other components.

(xiii)	Page 90 of the Registration Statement has been revised to indicate that, while the Company does not currently have a policy with respect to equity ownership requirements or guidelines, its compensation committee may consider in 2007 whether the Company should implement such a policy.

(xv)	Page 85 of the Registration Statement has been revised to indicate that the Company’s chief executive officer and human resources department provide input to the compensation committee with respect to compensation decisions.

15. With respect to your annual cash incentive bonuses that are correlated with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments, how your incentive bonuses are specifically structured around such individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such performance goals or individual objectives. Please see Item 402(b)(2)(vi) of Regulation S-K and Instruction 4 to Item 402(b).

RESPONSE: The Company advises the Staff that pages 88 and 89 of the Registration Statement have been revised to discuss the specific items of individual performance used to determine payments under its Executive Compensation Plan for all executive officers other than Mr. McCarthy. The Company respectfully advises the Staff that the specific items of individual performance applicable to Mr. McCarthy under the Sales Compensation Plan are identified on pages 86 and 87.

The Company further advises the Staff that page 87 has been revised to explain that in structuring the Company’s incentive bonuses under the Executive Compensation Plan, the Company’s chief executive officer determines the executive officer’s individual objectives and the compensation committee determines the individual objectives for the chief executive officer. Neither the chief executive officer nor the compensation committee, as applicable, determined the relative importance of the individual components at the time the personal performance objectives were established. The Company also advises the Staff that pages 86 and 87 have been revised to explain that in structuring the Company’s incentive bonuses under the Sales Compensation Plan, the compensation committee determines the executive officer’s individual objectives and the quantitative performance objectives, but it does not determine the relative importance of each component when making such determination. When a determination is made whether or not personal performance objectives have been satisfied, discretion is given to the compensation committee under both of these plans to make overall bonus decisions in a manner that aligns an executive officer’s compensation with the evolving nature of the Company’s business. However, more weight has generally been given to objectives that are closely tied to the primary job responsibilities of the executive officer and for which the executive officer will have significant responsibility for delivering the results of the objective.

In addition to the compensation committee’s discretion regarding the relative importance of the individual performance objectives described above, pages 87 and 88 have also been revised to describe the discretion that is granted to and has been exercised by the compensation committee with respect to the satisfaction of personal performance objectives for the Company’s executive officers.

Finally, the Company advises the Staff that pages 87 through 89 have been revised to further discuss the level of difficulty for an executive officer to achieve his or her personal performance goals. In addition, page 88 of the Registration Statement has been revised to reflect the percentage of base salary paid to each of its named executive officers, other than Mr. McCarthy, as incentive cash compensation in 2006, and page 86 of the Registration Statement has been revised to reflect the percentage of the maximum amount payable that was actually paid to Mr. McCarthy in 2006 under the Sales Compensation Plan.

16. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure to explain the differences in the types and amounts of compensation awarded to the named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. To the extent policies or decisions are similar for multiple individuals, you may discuss the compensation of these individuals on a group basis.

RESPONSE: The Company advises the Staff that page 84 of the Registration Statement has been revised to indicate that all of its named executive officers are compensated under the same policies other than Mr. McCarthy who participates in the Company’s Sales Compensation Plan rather than its Executive Compensation Plan. Accordingly, the compensation of all of the Company’s named executive officers, except with respect to Mr. McCarthy, is discussed on a group basis. In addition, page 89 of the Registration Statement has been revised to indicate that Messrs. Shaw, Seguin and McCarthy previously participated in its Management by Objectives Plan, but will not participate in such plan in 2007. The Company advises the Staff that disclosure regarding elements of the compensation paid to its named executive officers is located on page 84 with respect to base salary, pages 86 and 87 with respect to Mr. McCarthy’s Sales Compensation Plan, pages 87 through 89 with respect to its Executive Compensation Plan, page 89 with respect to its Management by Objectives Plan, page 89 through 91 with respect to equity compensation and page 91 with respect to post-employment benefits and other benefits available to all Company employees.

17. With respect to the engagement of Rapp HR Services, please revise provide information fully responsive to Item 407(e)(3)(iii) of Regulation S -K. We note that you do not indicate whether Rapp was engaged directly by the compensation committee, the nature and scope of their assignment, and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement.

RESPONSE: The Company advises the Staff that pages 85 and 86 of the Registration Statement have been revised to provide information fully responsive to Item 407(e)(3)(iii) of Regulation S–K with respect to its engagement of Rapp HR Services, including that Rapp was not engaged directly by the compensation committee but rather by the Company’s human resources department, the nature and scope of their assignment, and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement.

How Our Compensation Program Helps Us Attain our Goals, page 80

Management by Objectives, page 82

18. Clarify which executive officers are eligible to participate in the Management by Objective Plan and discuss why Messrs. Shaw, Se[g]uin, and McCarthy were the only named executive officers who participated in this plan in 2006.

RESPONSE: The Company advises the Staff that pages 84 and 89 of the Registration Statement have been revised to clarify that only employees responsible for or involved in a sales function participate in the Management by Objectives Plan and therefore Messrs. Shaw, Seguin, and McCarthy were the only named executive officers who participated in this plan in 2006. As indicated above, no named executive officer is participating in the Management by Objectives Plan in 2007.

Director Compensation Table - 2006, page 92

19. For each director, disclose by footnote to columns (c) and (d), the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv).

RESPONSE: The Company advises the Staff that the footnotes to the Director Compensation Table on pages 99 and 100 of the Registration Statement have been revised to include the grant date fair value of each equity award computed in accordance with FAS 123R, and the aggregate number of stock awards outstanding at fiscal year end for those directors who received equity awards.

Potential Payments Upon Termination or Change-in-Control, page 93

20. Although we note some disclosure relating to post-employment protection in compensation discussion and analysis, we note the absence in this section of some of the information required by Item 402(j) of Regulation [S-K]. Please revise to provide the disclosure required by paragraphs of Item 402(j)(1)-(3) or otherwise advise us as to the inapplicability of this disclosure.

RESPONSE: The Company advises the Staff that page 101 of the Registration Statement has been revised to expand the disclosure to reflect the value of options to purchase its common stock and shares of restricted common stock that will be accelerated upon a termination of its named executive officers and a change in control.

Principal and Selling Stockholders, page 103

21. With respect to the selling stockholder that is an affiliate of a broker-dealer, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Please advise.

RESPONSE: TA Associates, Inc. and the investment partnerships it manages are private equity investors. Their primary purpose is to invest in growth oriented privately held companies, with the average holding period measured in years. TA Associates, Inc.’s only affiliation with a broker-dealer is through its investments in portfolio companies that have registered broker-dealers themselves. The Company advises the Staff that at the time certain investment funds managed by TA Associates, Inc. purchased shares of the Company’s Convertible Redeemable Preferred Stock, such funds did so in connection with the leveraged buyout of the Company, which was in the ordinary course of their business as a private equity firm, and such funds did not have any agreement or understanding, directly or indirectly, with any person to distribute the stock. Furthermore, the Company advises the Staff that each such fund represented in the purchase agreement pursuant to which shares of the Company’s Convertible Redeemable Preferred were purchased that they were purchasing such shares “for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.”

Note 2. Significant Accounting Policies

Revenue Recognition

Creative Professional Revenue, page F-12

22. We note that in 2006 you allocated $1.1 million to cost of revenue for custom design services (page 48). Your response to comment 36 of our letter dated February 23, 2007 suggests that revenue arising from custom design contracts may have been less than costs incurred in the performance of these services. Tell us, and expand your disclosures as appropriate, to describe how your accounting policies address anticipated contract losses and how you have applied the policies, including the amounts of any losses recognized, in the periods presented. Refer to paragraphs 85-89 of SOP 81-1.

RESPONSE: The table below quantifies the Company’s revenue attributable to custom design services, the associated cost of revenue for the periods noted and the changes between the periods referred to on pages 51 and 52 of the Registration Statement in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	Year Ended December 31, 2005	Year Ended December 31, 2006	Increase (Decrease)
		(in thousands)
Custom design service revenue:
OEM	$1,727	$266	$(1,461)
Creative professional	686	74	(612)

Total custom design service revenue	2,413	340	(2,073)
Cost of revenue attributable to custom design services	1,198	143	(1,055)

Gross margin	$1,215	$197	$(1,018)

The Company respectfully advises the Staff that it has not incurred contract losses with respect to custom design services it provided in any period presented, as illustrated by the table above. Accordingly, the Company has not revised the Registration Statement to address custom design service contract losses. However, the Company has revised pages 51 and 52 of the Registration Statement to more clearly describe the reduction in the allocation of research and development expense to cost of revenue as custom design services revenue declined.

23. We are considering your response to comment 38 of our letter dated February 23, 2007. In order for us to complete our assessment of your application of EITF 99-19, please provide us with a complete analysis of all of the factors set forth in paragraphs 7 through 17. That is, while you appear to have addressed two of the eight indicators of gross reporting and two of the three indicators of net reporting in your response, we do not believe you have sufficiently explained your consideration of all of the indicators.

RESPONSE: The Company respectfully advises the Staff that it has assessed all of the indicators set forth in paragraphs 7 through 17 of EITF 99-19. Below is a description of the Company’s assessment with respect to paragraphs 7 through 14, the indicators of gross revenue reporting, and paragraphs 15 through 17, the indicators of net revenue reporting. The Company notes that of the eight indicators of gross reporting, six indicate that gross reporting is appropriate and two are not applicable. None of the three indicators of net reporting is present. Based on its consideration of all factors identified in EITF 99-19 as described below, the Company has concluded that gross revenue reporting is appropriate with respect to all of its revenue, including revenue generated by online sales.

Indicators of Gross Revenue Reporting:

The company is the primary obligor in the arrangement

The Company is the primary obligor in all of its sales transactions, as it is solely responsible for fulfillment, including acceptability of the product(s) ordered or purchased by its customers.

The company has general inventory risk (before customer order is placed or upon customer return)

The Company’s products are software that is delivered electronically, and as such, the Company does not maintain physical inventories. Further, the software is licensed between the parties for use and/or resale, but title does not pass from vendors to the Company or from the Company to its customers. Accordingly, the Company has concluded that this is not applicable in determining whether gross or net revenue reporting is appropriate.

The company has latitude in establishing price

The Company has absolute control over its pricing to customers because, except as noted in the following sentence, the Company does not have minimum or maximum pricing arrangements with third parties. In isolated instances, certain third-party license arrangements provide for a minimum selling price. However, in all such cases the Company’s selling price significantly exceeds the price set in such arrangements.

The company changes the product or performs part of the service

The Company frequently modifies the third-party fonts it sells by adjusting spacing and adding logos and other characters. For example, the Company may add a Euro symbol to an American font design. The Company also converts fonts to different formats and combines character sets to provide support across different languages. In addition, the Company puts all third-party fonts through its quality assurance processes.

With respect to OEM revenue, the Company licenses its fonts and other third-party fonts along with the Company’s other software products. OEMs package these fonts and software with their products to sell to their customers. Because the Company offers its fonts and software and other third-party fonts in an embedded fashion, these customers would not be able to obtain these fonts separately and embed them into the Company’s products themselves.

The company has discretion in supplier selection

Multiple suppliers are available from which the Company could obtain third-party fonts for resale, and the Company is not restricted, by contractual terms, from changing suppliers.

The company is involved in the determination of product or service specifications

The Company is actively involved in assisting its customers with their product selections, including the determination of the various font types and formats, and with the selection of its other available software products. This includes consideration of its customers’ systems requirements and type of use. Further, customers commonly specify the font(s) they will purchase, but require the Company to determine which version of the font is needed given various considerations.

The company has physical loss inventory risk

The Company’s products are software that are delivered electronically, and as such, the Company does not maintain physical inventories. The Company has concluded that this is not applicable in determining whether gross or net revenue reporting is appropriate.

The company has credit risk

The Company is responsible for its own billing and collections and pays royalties based upon units shipped or amounts billed to customers, rather than revenue collected. The Company pays royalties regardless of whether it collects payment from its customers, and therefore assumes the risk that its customers fail to pay.

Indicators of Net Revenue Reporting:

The supplier (not the company) is the primary obligor in the arrangement

As noted above, the Company (not the supplier) is the primary obligor in all sales transactions, and therefore bears the risk that its customers fail to pay. For this reason, this indicator of net reporting is not present.

The amount the company earns is fixed

The amount the Company earns in each transaction is a function of its selling prices and the terms of the royalty agreements it has with each of its licensors. The agreements may be a fixed dollar amount per unit sold, or it may be a fixed percentage of a suggested resale price. The Company also has royalty agreements that provide for a royalty at a stated percentage of the Company’s selling price. In all of these cases, since the Company has full latitude in determining its sale prices, the amount earned by the Company is not fixed. Accordingly, this indicator of net reporting is not present.

The supplier (and not the company) has credit risk

As noted above, the Company assumes all credit risk on its sales because it (not the supplier) is the primary obligor in all sales transactions, and therefore bears the risk that its customers fail to pay. For this reason, this indicator of net reporting is not present.

24. As previously requested in comment 38 of our letter dated February 23, 2007, tell us the significance of revenue arising from resales of font license[e]s owned by third-parties in each of the periods presented. That is, quantify the amounts of both sales and cost of sales related to these third-party fonts that were recognized on a gross basis in each period presented in your audited statement of operations.

RESPONSE: The Company respectfully advises the Staff that the ownership of font designs and the related intellectual property is complex, and it pays royalties to both third parties that own fonts and to the designers of certain fonts owned by the Company. The Company does not track or account separately for each, so the requested information is not readily obtainable. However, in response to the Staff’s comment, the Company has prepared detailed estimates of the revenue and cost of revenue related to fonts owned by third parties. In determining which fonts constitute fonts owned by third parties, the Company excluded:

•	Third-party fonts of which the Company has ownership of the trademarked font name, the design software or related patents; and

•

Third-party fonts sold to OEM customers that are always combined with other fonts and proprietary software of the Company as part of a total product offering. This is similar to a component in a manufacturer’s bill of materials. Therefore, it would not be appropriate to allocate the revenue from our OEM customers to the fonts owned by third parties.

In order to estimate conservatively, the Company assumed that all Creative Professional font revenue was generated from fonts owned by third parties, except for revenue generated from certain readily identifiable Company owned fonts.

Based on the assumptions set forth above, the Company estimates that in 2006, approximately $6.5 million, or 7.5%, of its total revenue was from fonts owned by third parties. Further, the Company estimates that the cost of revenue associated with fonts owned by third parties in 2006 was approximately $2.6 million, or 40% of the related revenue. The Company believes that its estimation represents the maximum amount of revenue and cost of revenue that is from third-party owned fonts, and that 2006 is representative of the other periods presented.

The Company further notes that, based on its consideration of the factors identified in EITF 99-19 as detailed in its response to comment 23 above, the Company believes that it correctly reports gross revenue, regardless of whether the fonts are owned by the Company or are owned by third parties.

Note 12. Stock Compensation Plan, pages F-31 - F-33

25. We note your response to comment 44 of our letter dated February 23, 2007 and that you have not provided us with a proposed IPO price. Our assessment of your stock compensation plan disclosures is, in part, dependent upon this information. Please understand that once this information is provided to us we may have further comments regarding your equity instrument valuations.

RESPONSE: The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range.

The Company and the underwriters estimate that the initial public offering price range will be between $14.00 and $16.00 after taking into account a 3.65-for-1 stock split.

26. With respect to the tabular presentation of options granted during the year ended December 31, 2006 by grant date on page F-34, consider revising to disclose the intrinsic value, if any, per option and whether your valuation of the underlying shares of common stock was contemporaneous or retrospective.

RESPONSE: The Company advises the Staff that page F-35 of the Registration Statement has been revised to disclose the intrinsic value per option and to state that the valuation of the underlying shares of common stock was contemporaneous.

27. We note from your response to comment 46 of our letter dated February 23, 2007 that you obtained contemporaneous valuation reports from a third-party valuation firm beginning March 31, 2006. We note from your response to comment 12 of our February 23, 2007 letter, however, that the June 30, 2006 valuation was not reported until October 3, 2006. Explain how you concluded that the June 30, 2006 valuation was contemporaneous.

RESPONSE: The Company advises the Staff that it concluded that the fair market valuation received from a valuation specialist on October 3, 2006 with respect to the fair market value of the Company’s common stock as of June 30, 2006 was contemporaneous because, while the report itself was delivered on October 3, 2006, the valuation was completed by the valuation specialist before that date. The valuation specialist completed its work prior to October 3rd, including the development of its models, but it elected to wait until comparable companies reported their results in quarterly reports filed with the Commission to derive the variables required to complete the report, which did not occur until mid-August. Once these variables were inserted into the model, the report was completed. In developing models for valuations following the June 30, 2006 valuation, the valuation specialist changed its methodology to avoid delaying the delivery of valuation reports until after comparable companies reported their results in quarterly reports filed with the Commission.

The Company further advises the Staff that between the date of the June 30, 2006 valuation and the date the Company received the report, in accordance with the AICPA Practice Aid, the valuation specialist inquired of management as to whether management was aware of any post-valuation events through the date of issuance of the valuation report that could provide significant useful information to users of the report. Based on its discussions and disclosures by management, as of June 30, 2006, there were no known or knowable events that would have impacted its valuation analysis that were not considered in the valuation analysis. While the acquisition of Linotype was completed before the valuation report was delivered, the valuation specialist only took into account information about the Company known or knowable as of June 30, 2006.

28. We note your statement, in response to comment 46 of our letter dated February 23, 2007, that the third-party valuation firm has not provided you with any assurances in the fair value assessment of your common stock. Please confirm this response. That is, we would generally expect that an unrelated third-party valuation specialist’s work product would include the expression of an opinion indicating the level of assurance associated with the opinion.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the third-party valuation firm has now confirmed to the Company that it provided the fair value assessment of the Company’s common stock at the reasonable assurance level.

Note 13. Stockholders’ Equity

Convertible Redeemable Preferred Stock, pages F-35 and F-36

29. We note your response to comment 47 of our letter dated February 23, 2007. Explain how you considered EITF D-42 and EITF D-53 in determining that the cash payment to reduce the liquidation preference of the convertible redeemable preferred shares did not represent a return to the preferred stockholders and should therefore be treated in a manner similar to the treatment of dividends paid to the holders of the preferred stock in the calculation of earnings per share.

RESPONSE: The Company respectfully advises the Staff that it considered Topics D-42 and D-53 in determining the appropriate treatment of the cash payment to reduce the liquidation preference of its convertible redeemable preferred stock and concluded that the fair value of consideration paid to the stockholders participating in the exchange was equivalent to the carrying value of the securities redeemed in the exchange, as follows: 5.8 million shares of convertible redeemable preferred stock each of which were convertible into one share of common stock and one share of redeemable preferred stock, with a stated $10 per share redemption value, and a total carrying value of $58.3 million were exchanged for 5.8 million shares of convertible redeemable preferred stock that are each convertible into one share of common stock and one share of redeemable stock, with a $1.74 per share redemption value, plus $8.26 per share in cash, for a total value of $58.3 million. Since the carrying value of the preferred stock redeemed was equivalent to the fair value of the consideration paid, the Company concluded that the cash payment did not represent a return to the stockholders that should be treated as a dividend payment, and therefore, no adjustment to the calculation of earnings per share was considered necessary.

Financial Statements of Linotype GMBH

30. We are considering your response to comment 54 of our letter dated February 23, 2007. As noted above with regard to your response to comment 38, in order for us to complete our assessment of your application of EITF 99-19, you should provide us with a complete analysis of all of the factors set forth in paragraphs 7 through 17 to support your conclusion that gross presentation of revenue is appropriate. As part of your response, quantify the amounts of revenue and cost of sales arising from the resales of third-party fonts that recognized in each period presented in the audited financial statements.

RESPONSE: The Company advises the Staff that it has assessed all of the indicators set forth in paragraphs 7 through 17 of EITF 99-19 with respect to Linotype GmbH (“Linotype”). Below is a description of the Company’s assessment with respect to paragraphs 7 through 14, the indicators of gross revenue reporting, and paragraphs 15 through 17, the indicators of net revenue reporting. The Company notes that of the eight indicators of gross reporting, six indicate that gross reporting is appropriate and two are not applicable. None of the three indicators of net reporting is present. Based on its consideration of all factors identified in EITF 99-19 as described below, the Company has concluded that gross revenue reporting is appropriate for Linotype.

Indicators of Gross Revenue Reporting:

The company is the primary obligor in the arrangement

Linotype is the primary obligor in all of its sales transactions, as it is solely responsible for fulfillment, including acceptability of the product(s) ordered or purchased by its customers.

The company has general inventory risk (before customer order is placed or upon customer return)

Linotype’s products are software that is delivered electronically, and as such, Linotype does not maintain physical inventories. Further, the software is licensed between the parties for use and/or resale, but title does not pass from vendors to Linotype or from Linotype to its customers. Accordingly, the Company has concluded that this is not applicable in determining whether gross or net revenue reporting is appropriate for Linotype.

The company has latitude in establishing price

Linotype has absolute control over its pricing to customers because, except as noted in the following sentence, Linotype does not have minimum or maximum pricing arrangements with third parties. In isolated instances, certain third-party license arrangements provide for a minimum selling price. However, in all such cases Linotype’s selling price significantly exceeds the price set in such arrangements.

The company changes the product or performs part of the service

Linotype frequently modifies the third-party fonts it sells by adjusting spacing and adding logos and other characters. For example, Linotype may add a Euro symbol to an American font design. Linotype also converts fonts to different formats and combines character sets to provide support across different languages. In addition, Linotype puts all third-party fonts through its quality assurance processes.

The company has discretion in supplier selection

Multiple suppliers are available from which Linotype could obtain third-party fonts for resale, and Linotype is not restricted, by contractual terms, from changing suppliers.

The company is involved in the determination of product or service specifications

Linotype is actively involved in assisting its customers with their font selections (i.e. determination of the various font types and formats) after consideration of its customers’ systems requirements and type of use.

The company has physical loss inventory risk

Linotype’s products are software that are delivered electronically, and as such, Linotype does not maintain physical inventories. The Company has concluded that this is not applicable in determining whether gross or net revenue reporting is appropriate.

The company has credit risk

Linotype is responsible for its own billing and collections and pays royalties based upon units shipped or amounts billed to customers, rather than revenue collected. Linotype pays royalties regardless of whether it collects payment from its customers, and therefore assumes the risk that its customers fail to pay.

Indicators of Net Revenue Reporting:

The supplier (not the company) is the primary obligor in the arrangement

As noted above, Linotype (not the supplier) is the primary obligor in all sales transactions, and therefore assumes the risk that its customers fail to pay. For this reason, this indicator of net reporting is not present.

The amount the company earns is fixed

The amount Linotype earns in each transaction is a function of its selling price and the terms of the royalty agreements Linotype has with each of its licensors. The agreements may be a fixed dollar amount per unit sold, or it may be a fixed percentage of a suggested resale price. Linotype also has royalty agreements that provide for a royalty at a stated percentage of its selling price. In all of these cases, since Linotype has full latitude in determining its sale prices, the amount earned by Linotype is not fixed. Accordingly, this indicator of net reporting is not present.

The supplier (and not the company) has credit risk

As noted above, Linotype assumes all credit risk on its sales because it is the primary obligor in all sales transactions, and therefore bears the risk that its customers fail to pay. For this reason, this indicator of net reporting is not present.

The Company respectfully advises the Staff that the ownership of font designs and the related intellectual property is complex, and that Linotype pays royalties to both third parties that own fonts and to the designers of certain fonts owned by Linotype. Linotype does not track or account separately for each, so the requested information is not readily obtainable. However, in response to the Staff’s comment, Linotype has prepared detailed estimates of the revenue and cost of revenue related to fonts owned by third parties. In determining which fonts constitute fonts owned by third parties, Linotype excluded third-party fonts where Linotype has ownership of the trademarked font name, the design software or related patents. Linotype assumed all revenue to be third-party owned font revenue, except for revenue generated from certain readily identifiable Linotype owned fonts.

Based on the assumptions set forth above, the Company estimates that for the year ended March 31, 2006, approximately $1.6 million, or 8.4%, of Linotype’s total revenue was from fonts owned by third parties. Further, the Company estimates that Linotype’s cost of revenue associated with fonts owned by third parties for the year ended March 31, 2006 was approximately $352,000, or 22% of the related revenue. The Company believes that its estimation represents the maximum amount of Linotype’s revenue and cost of revenue that is from third-party owned fonts, and that the year ended March 31, 2006 is representative of the other period presented.

The Company further notes that, based on its consideration of the factors identified in EITF 99-19 as detailed above, the Company believes that Linotype correctly reports gross revenue, regardless of whether the fonts are owned by Linotype or are owned by third parties.

*    *    *    *

In addition, in further response to comments 12 and 45 in the Staff’s February 23, 2007 letter, the Company advises the Staff that it will supplementally provide the Staff with sections of the valuation report of a single share of the Company’s common stock, on a minority interest basis, as of June 30, 2006 and the requested information regarding stock options grants or other equity awards since the date of its last response letter dated April 13, 2007.

If you require additional information regarding this letter, please telephone either Jocelyn Arel at (617) 570-1067 or the undersigned at (617) 570-1761.

Sincerely,

Lizette M. Pérez-Deisboeck

cc:	Douglas J. Shaw, Monotype Imaging Holdings Inc.
Jacqueline D. Arthur, Monotype Imaging Holdings Inc.
Janet M. Dunlap, Esq., Monotype Imaging Holdings Inc.
Jeffrey C. Hadden, Esq., Goodwin Procter LLP
Jocelyn M. Arel, Esq., Goodwin Procter LLP
Martin A. Wellington, Esq., Davis Polk & Wardwell